

07005091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR 01 2007
WASH, D.C. 210 SECTION

SEC FILE NUMBER
8- 51662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Advisory Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 400
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Himelrick, Jr. 615-661-5545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550	Nashville,	Tennessee	37203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James E. Himelrick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Advisory Services, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



KATHERINE L. MADDOX
STATE
OF
TENNESSEE
NOTARY
PUBLIC

Signature

President

Title

Notary Public

Commission Expires: 12/13/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH., D.C.
210
SECTION

INVESTORS ADVISORY SERVICES, LLC

FINANCIAL STATEMENTS

December 31, 2006 and 2005

INVESTORS ADVISORY SERVICES, LLC

TABLE OF CONTENTS



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Investors Advisory Services, LLC

We have audited the accompanying statements of financial condition of Investors Advisory Services, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Advisory Services, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in on pages 10 - 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

February 14, 2007
Nashville, Tennessee

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 6,702	$ 7,510
Commissions and other receivables	90,821	18,686
Total assets	$ 97,523	$ 26,196
Liabilities and Member's Equity		
Accounts payable	$ -	$ 1,281
Total liabilities	-	1,281
Member's equity	97,523	24,915
Total liabilities and member's equity	$ 97,523	$ 26,196

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2006 and 2005

	2006	2005
Commission income	$ 181,950	$ 319,969
Expenses:		
Commissions	86,082	276,335
Management fee	12,708	4,800
Other	10,552	13,458
Total expenses	109,342	294,593
Net income	$ 72,608	$ 25,376

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2006 and 2005

Balance, December 31, 2004	$ 25,339
Draws	(25,800)
Net income	25,376
Balance, December 31, 2005	24,915
Draws	-
Net income	72,608
Balance, December 31, 2006	$ 97,523

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 72,608	$ 25,376
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Increase in commissions and other receivables	(72,135)	(11,246)
Decrease in accounts payable	(1,281)	(604)
Net cash (used in) provided by operating activities	(808)	13,526
Cash flows from financing activities:		
Member draws	-	(25,800)
Net cash used in financing activities	-	(25,800)
Change in cash and cash equivalents	(808)	(12,274)
Cash and cash equivalents at beginning of year	7,510	19,784
Cash and cash equivalents at end of year	$ 6,702	$ 7,510

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investors Advisory Services, Inc. ("IAS") was formed effective August 26, 1998 to operate as a broker-dealer in accordance with the rules and regulations set forth by the National Association of Securities Dealers ("NASD"). On January 8, 2003, IAS was converted to Investors Advisory Services, LLC (the "Company") through an exchange of IAS shares for Company units.

The following is a summary of the Company's significant accounting policies:

Accounting Method

The Company reports its income and expenses using the accrual method of accounting.

Affiliations

The Company shares office space, administrative staff and other expenses with companies affiliated by common ownership. During 2006 and 2005, the Company paid $12,708 and $4,800, respectively for its allocated share of expenses. Substantially different operating results could occur if the Company was autonomous.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company was formed through the conversion of Investors Advisory Services, Inc. effective January 2003. Earnings and losses after that date are included in the income tax returns of the member and taxed depending on its tax strategies. Accordingly, the Company does not incur Federal income tax obligations, and the financial statements do not include a provision for income taxes.

NOTE 2 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements for the years ended December 31, 2006 and 2005.

INVESTORS ADVISORY SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2006 and 2005

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $6,702 and $6,275, respectively, which was $1,702 and $1,275, respectively, in excess of its required net capital of $5,000.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties as of and for the years ended December 31, 2006 and 2005:

	2006	2005
Balance Sheet:		
Receivable from Investors Capital Partners I, LP	$ 343	$ 13,000
Receivable from Investors Capital Partners II, LP	15,332	31,609
Receivable from Investors Towne Center Partners I LP	12,225	-
Receivable from Investors Capital Partners III, LP	1,500	-
Receivables (payables) from/to other affiliates	61,322	(25,969)
Statement of Operations:		
Commission income from Investors Capital Partners II, LP	3,120	219,919
Commission income from Investors Capital Partners IV, LP	-	9,375
Commission income from Investors Towne Center Partners I, LP	118,667	60,675
Commission income from Investors Capital Partners I, LP	-	30,000
Commission income from Investors Capital Partners III, LP	60,163	-
Management fee expense paid to Investor's Equity Holdings, LLC	12,708	4,800

NOTE 5 – CONCENTRATIONS

Commission income recognized during 2006 and 2005 was derived entirely by selling shares of approximately five affiliated real estate limited partnerships. The Company's revenues and collection of certain receivables from related parties are dependent upon future partnership unit sales and syndication of additional projects.

SUPPLEMENTARY INFORMATION

INVESTORS ADVISORY SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006 and 2005

Schedule I

	2006	2005
Computation of basic net capital requirement:		
Net worth per financial statement	$ 97,523	$ 24,915
Total nonallowable assets	(90,821)	(18,640)
Net capital	$ 6,702	$ 6,275
Minimum net capital requirement	$ 502	$ 85
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 1,702	$ 1,275
Excess net capital at 1000%	$ 6,702	$ 6,146
Reconciliation with company's computation (included in Part II of Form X-17a-5):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,702	$ 6,275
Reconciling items	-	-
Net capital per above	$ 6,702	$ 6,275

Investors Advisory Services, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2006 and 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

Investors Advisory Services, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2006 and 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Investors Advisory Services, LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2006 and 2005

The net capital computed on page 10 and the Company's computation of net capital on its December 31, 2006 and 2005 Focus Report – Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

Investors Advisory Services, LLC
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2006 and 2005

Not Applicable

Investors Advisory Services, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2006 and 2005

None



FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
Investors Advisory Services, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Investors Advisory Services, LLC (the "Company") for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding

paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean, Howard, PLLC

February 14, 2007
Nashville, Tennessee

END